UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Loar Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53947R105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

1

 NAME OF REPORTING PERSONS

 Abrams Capital Partners II, L.P.

 Abrams Capital, LLC

 Abrams Capital Management, LLC

 Abrams Capital Management, L.P.

 Riva Capital Partners IV, L.P.

 Riva Capital Management IV, LLC

 Riva Capital Partners V, L.P.

 Riva Capital Management V, LLC

 David Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4

 CITIZENSHIP OR PLACE OF ORGANIZATION

 Abrams Capital Partners II, L.P. - Delaware

 Abrams Capital, LLC - Delaware

 Abrams Capital Management, LLC - Delaware

 Abrams Capital Management, L.P. – Delaware

 Riva Capital Partners IV, L.P. - Delaware

 Riva Capital Management IV, LLC – Delaware

 Riva Capital Partners V, L.P. - Delaware

 Riva Capital Management V, LLC - Delaware

 David Abrams - United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

 SOLE VOTING POWER

 Abrams Capital Partners II, L.P. - 0 shares

 Abrams Capital, LLC - 0 shares

 Abrams Capital Management, LLC - 0 shares

 Abrams Capital Management, L.P. - 0 shares

 Riva Capital Partners IV, L.P. - 0 shares

 Riva Capital Management IV, LLC – 0 shares

 Riva Capital Partners V, L.P. - 0 shares

 Riva Capital Management V, LLC - 0 shares

 David Abrams - 0 shares

6

 SHARED VOTING POWER

 Abrams Capital Partners II, L.P. - 13,107,239 shares

 Abrams Capital, LLC - 15,452,747 shares

 Abrams Capital Management, LLC - 38,434,378 shares

 Abrams Capital Management, L.P. - 38,434,378 shares

 Riva Capital Partners IV, L.P. - 13,825,798 shares

 Riva Capital Management IV, LLC – 13,825,798 shares

 Riva Capital Partners V, L.P. - 8,422,144 shares

 Riva Capital Management V, LLC - 8,422,144 shares

 David Abrams - 38,434,378 shares

 Refer to Item 4 below.

7

 SOLE DISPOSITIVE POWER

 Abrams Capital Partners II, L.P. - 0 shares

 Abrams Capital, LLC - 0 shares

 Abrams Capital Management, LLC - 0 shares

 Abrams Capital Management, L.P. - 0 shares

 Riva Capital Partners IV, L.P. - 0 shares

 Riva Capital Management IV, LLC – 0 shares

 Riva Capital Partners V, L.P. - 0 shares

 Riva Capital Management V, LLC - 0 shares

 David Abrams - 0 shares

8

 SHARED DISPOSITIVE POWER

 Abrams Capital Partners II, L.P. - 13,107,239 shares

 Abrams Capital, LLC - 15,452,747 shares

 Abrams Capital Management, LLC - 38,434,378 shares

 Abrams Capital Management, L.P. - 38,434,378 shares

 Riva Capital Partners IV, L.P. - 13,825,798 shares

 Riva Capital Management IV, LLC – 13,825,798 shares

 Riva Capital Partners V, L.P. - 8,422,144 shares

 Riva Capital Management V, LLC - 8,422,144 shares

 David Abrams - 38,434,378 shares

 Refer to Item 4 below.

9

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 Abrams Capital Partners II, L.P. - 13,107,239 shares

 Abrams Capital, LLC - 15,452,747 shares

 Abrams Capital Management, LLC - 38,434,378 shares

 Abrams Capital Management, L.P. - 38,434,378 shares

 Riva Capital Partners IV, L.P. - 13,825,798 shares

 Riva Capital Management IV, LLC – 13,825,798 shares

 Riva Capital Partners V, L.P. - 8,422,144 shares

 Riva Capital Management V, LLC - 8,422,144 shares

 David Abrams - 38,434,378 shares

 Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 Abrams Capital Partners II, L.P. – 14.6%

 Abrams Capital, LLC – 17.2%

 Abrams Capital Management, LLC – 42.8%

 Abrams Capital Management, L.P. – 42.8%

 Riva Capital Partners IV, L.P. – 15.4%

 Riva Capital Management IV, LLC – 15.4%

 Riva Capital Partners V, L.P. – 9.4%

 Riva Capital Management V, LLC – 9.4%

 David Abrams – 42.8%

 Refer to Item 4 below.

12

 TYPE OF REPORTING PERSON (See Instructions)

 Abrams Capital Partners II, L.P.- OO (Limited Partnership)

 Abrams Capital, LLC - OO ( Limited Liability Company)

 Abrams Capital Management, LLC - OO ( Limited Liability Company)

 Abrams Capital Management, L.P. - OO (Limited Partnership)

 Riva Capital Partners IV, L.P. - OO (Limited Partnership)

 Riva Capital Management IV, LLC – OO (Limited Liability Company)

 Riva Capital Partners V, L.P. - OO (Limited Partnership)

 Riva Capital Management V, LLC - OO (Limited Liability Company)

 David Abrams - IN

Item 1.	(a) Name of Issuer

Loar Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices

20 New King Street, White Plains, New York 10604

Item 2.	(a) Name of Person Filing

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

Riva Capital Partners IV, L.P.

Riva Capital Management IV, LLC

Riva Capital Partners V, L.P.

Riva Capital Management V, LLC

David Abrams

(b)	Address of Principal Business Office, or, if none, Residence

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

Riva Capital Partners IV, L.P.

Riva Capital Management IV, LLC

Riva Capital Partners V, L.P.

Riva Capital Management V, LLC

David Abrams

c/o Abrams Capital Management, L.P.

222 Berkeley Street, 21st Floor

Boston, MA 02116

(c)	Citizenship

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Abrams Capital Management, LLC - Delaware

Abrams Capital Management, L.P. – Delaware

Riva Capital Partners IV, L.P. - Delaware

Riva Capital Management IV, LLC – Delaware

Riva Capital Partners V, L.P. - Delaware

Riva Capital Management V, LLC - Delaware

David Abrams - United States

(d)	Title of Class of Securities

Common stock, par value $0.01 per share

(d)	CUSIP No.:

53947R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

The percentages herein are calculated based upon the statement in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2024, as filed with the SEC on August 13, 2024, that there were 89,703,571 outstanding shares of common stock of the Issuer as of August 12, 2024.

(a)	Amount beneficially owned

Abrams Capital Partners II, L.P. - 13,107,239 shares

Abrams Capital, LLC - 15,452,747 shares

Abrams Capital Management, LLC - 38,434,378 shares

Abrams Capital Management, L.P. - 38,434,378 shares

Riva Capital Partners IV, L.P. - 13,825,798 shares

Riva Capital Management IV, LLC – 13,825,798 shares

Riva Capital Partners V, L.P. - 8,422,144 shares

Riva Capital Management V, LLC - 8,422,144 shares

David Abrams - 38,434,378 shares

(b)	Percent of class

Abrams Capital Partners II, L.P. – 14.6%

Abrams Capital, LLC – 17.2%

Abrams Capital Management, LLC – 42.8%

Abrams Capital Management, L.P. – 42.8%

Riva Capital Partners IV, L.P. – 15.4%

Riva Capital Management IV, LLC – 15.4%

Riva Capital Partners V, L.P. – 9.4%

Riva Capital Management V, LLC – 9.4%

David Abrams - 42.8%

(c)	Number of shares as to which the person has voting and dispositive power:

(i)	Sole power to vote or to direct the vote

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Abrams Capital Management, LLC - 0 shares

Abrams Capital Management, L.P. - 0 shares

Riva Capital Partners IV, L.P. - 0 shares

Riva Capital Management IV, LLC – 0 shares

Riva Capital Partners V, L.P. - 0 shares

Riva Capital Management V, LLC - 0 shares

David Abrams - 0 shares

(ii)	Shared power to vote or to direct the vote

Abrams Capital Partners II, L.P. - 13,107,239 shares

Abrams Capital, LLC - 15,452,747 shares

Abrams Capital Management, LLC - 38,434,378 shares

Abrams Capital Management, L.P. - 38,434,378 shares

Riva Capital Partners IV, L.P. - 13,825,798 shares

Riva Capital Management IV, LLC – 13,825,798 shares

Riva Capital Partners V, L.P. - 8,422,144 shares

Riva Capital Management V, LLC - 8,422,144 shares

David Abrams - 38,434,378 shares

(iii)	Sole power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Abrams Capital Management, LLC - 0 shares

Abrams Capital Management, L.P. - 0 shares

Riva Capital Partners IV, L.P. - 0 shares

Riva Capital Management IV, LLC – 0 shares

Riva Capital Partners V, L.P. - 0 shares

Riva Capital Management V, LLC - 0 shares

David Abrams - 0 shares

(iv)	Shared power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. – 14.6%

Abrams Capital, LLC – 17.2%

Abrams Capital Management, LLC – 42.8%

Abrams Capital Management, L.P. – 42.8%

Riva Capital Partners IV, L.P. – 15.4%

Riva Capital Management IV, LLC – 15.4%

Riva Capital Partners V, L.P. – 9.4%

Riva Capital Management V, LLC – 9.4%

David Abrams - 42.8%

**

Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Riva Capital Partners IV, L.P. (“RCP IV”) represent shares beneficially owned by RCP IV. Riva Capital Management IV, LLC (“RCM IV”) serves as the general partner of RCP IV and, therefore, shares reported herein for RCM IV represent shares beneficially owned by RCP IV. Shares reported herein for Riva Capital Partners V, L.P. (“RCP V”) represent shares beneficially owned by RCP V. Riva Capital Management V, LLC (“RCM V”) serves as the general partner of RCP V and, therefore, shares reported herein for RCM V represent shares beneficially owned by RCP V. Shares reported herein for Abrams Capital Management, L.P. (“Abrams CM LP”) and Abrams Capital Management, LLC (“Abrams CM LLC”) represent the above-referenced shares beneficially owned by ACP II, RCP IV, RCP V and shares beneficially owned by other private investment funds for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital, RCM IV, RCM V and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital, RCM IV, RCM V and Abrams CM, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

ABRAMS CAPITAL PARTNERS II, L.P. By: Abrams Capital, LLC Its General Partner
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P. By: Abrams Capital Management, LLC Its General Partner
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

RIVA CAPITAL PARTNERS IV, L.P. By: Riva Capital Management IV, LLC Its General Partner
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

RIVA CAPITAL MANAGEMENT IV, LLC
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

RIVA CAPITAL PARTNERS V, L.P. By: Riva Capital Management V, LLC Its General Partner
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

RIVA CAPITAL MANAGEMENT V, LLC
By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

David Abrams
By:	/s/ David Abrams
David Abrams